UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 9, 2009

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 9, 2009, the Board of Directors (the "Board") of McDonald's Corporation (the "Company") increased the size of the Board by one to a total of 14 directors, and on the same date elected Miles D. White to the Board as a member of the class of 2010. The press release announcing the election of Mr. White to the Company's Board of Directors is furnished as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99   Press Release of McDonald's Corporation issued April 13, 2009:
        Miles D. White Joins McDonald's Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: April 13, 2009

By: /s/ Denise A. Horne
Denise A. Horne
Corporate Vice President –
Associate General Counsel and
Assistant Secretary

Exhibit Index

Exhibit No. 99   Press Release of McDonald's Corporation issued April 13, 2009:
                   Miles D. White Joins McDonald's Board of Directors

Exhibit 99



FOR IMMEDIATE RELEASE   **FOR MORE INFORMATION CONTACT:**

4/13/2009   **Media: Walt Riker 630-623-7318**

MILES D. WHITE JOINS MCDONALD'S BOARD OF DIRECTORS

McDonald's Corporation today announced that Miles D. White, Chairman of the Board and Chief Executive Officer of Abbott, has been elected to McDonald's Board of Directors.

"Miles' business knowledge and his keen insights on sound governance and strategic planning make him a valuable addition to McDonald's Board of Directors," said Andrew McKenna, Chairman of the Board.

McDonald's Chief Executive Officer Jim Skinner said, "Miles is one of the most respected CEOs in America, and our Board will benefit greatly from his experience, his creative energy, and his international perspective."

White, 54, has led Abbott, the global healthcare company, since 1999. He joined Abbott in 1984. He also serves on the Board of Trustees of Northwestern University and of the Field Museum of Chicago.

McDonald's is the leading global foodservice retailer with approximately 32,000 local restaurants in more than 100 countries. More than 75% of McDonald's restaurants worldwide are owned and operated by franchisees. Please visit our website at www.mcdonalds.com to learn more about the Company.

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